Exhibit 99.4

Execution Version

ADDENDUM TO PATENT TRANSFER AGREEMENT

between	FORWARD PHARMA A/S

and	ADITECH PHARMA AG

This addendum, dated as of  January 17, 2017 (the “Addendum”), to the Patent Transfer Agreement, including all schedules thereto, dated as of May 4, 2010 (the “Patent Transfer Agreement”)

between	FORWARD PHARMA A/S
Company registration no. (CVR) 28865880 Østergade 24 A, 1.
DK-1100 Copenhagen Denmark
(“Forward”)

and	ADITECH PHARMA AG
Company registration no. CHE-114.631.207 c/o Domanda Verwaltungs GmbH Baarerstrasse 43
CH-6300 Zug
Switzerland
(“Aditech”)

1.                                            DEFINITIONS AND INTERPRETATIONS

1.1                                    Incorporation of definitions from Patent Transfer Agreement

Terms defined in the Patent Transfer Agreement shall have the same meaning when used in this Addendum, unless otherwise set out in this Addendum or unless the context otherwise requires; provided that Clause 1.2 of the Patent Transfer Agreement is hereby amended and replaced in its entirety with the definition of “Affiliate” set forth in Clause 1.2 of this Addendum.

1.2                                     Additional definitions

In addition to the definitions used in the Patent Transfer Agreement and the definitions set out in the header of this Addendum, the following definitions are used in this Addendum and shall have the following meanings in this Addendum (and, with respect to the definition of “Affiliate”, in the Patent Transfer Agreement):

“Addendum Effective Date”	shall have the meaning set out in Clause 3.1;

“Additional Parties”	means each of the parties listed on Appendix J of the License Agreement (as defined below);

“Affiliate”

means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of shares of share capital or other equity or voting interests, by Contract or otherwise, including the ownership, directly or indirectly, of shares of share capital or other equity or voting interests having the power to elect a majority of the board of directors or comparable body governing the affairs of such Person. Such other Person shall be deemed to be an Affiliate only so long as such control exists;

“Biogen Parties”	means Biogen Swiss Manufacturing GmbH and Biogen International Holding Ltd.

“Consent”	means actions or non-actions, waivers, approvals, licenses, permits, orders or other authorizations and consents;

“Contract”	means any contract, agreement, deed, lease or similar instrument, and any legally binding obligation, commitment, arrangement or understanding, whether written or oral;

“EU Relevant Patent”	shall have the meaning set out in Clause 2.3;

“European Opposition”	shall have the meaning set out in Clause 2.1;

“Final U.S. Interference Ruling”	shall have the meaning set out in Clause 2.1;

“Governmental Entity”

means (i) any legislative, judicial or administrative authority, including any federal, state, local or foreign government (including, in each case, any self-regulatory organization), (ii) any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign or (iii) any officials of any of the entities set forth in sub-Clauses (i) or (ii);

“Intellectual Property”

means (i) all Patents; (ii) all trademarks, service marks, trade dress, logos, trade names, corporate names and Internet domain names, together with all goodwill associated therewith (including all translations, adaptations, derivations and combinations of the foregoing); (iii) copyrights and copyrightable works; (iv) registrations, applications, renewals, reissues, continuations, continuations in part, divisions, revisions, extensions or reexaminations for any of the items set forth in Clause (i), (ii) or (iii); (v) computer software; and (vi) trade secrets, confidential information, know-how, regulatory, market and data clearance or exclusivity information (including with respect to regulatory filings relating to investigational or approved medicines), drug master files, clinical data, models, assays, testing data and the like, in each of the foregoing Clauses (i) through (vi), in any jurisdiction in the world;

“Laws”

means, collectively, any applicable statute, law, ordinance, decree, order, rule, regulation, treaty, principle of common law, directive, resolution, code, stock exchange rule, judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

“License Agreement”	means the Settlement and License Agreement to be entered into by Biogen Swiss Manufacturing GmbH, Biogen International Holding LTD, Forward Pharma A/S and the Additional Parties;

“Net Sales”	shall have the meaning set out in the License Agreement;

“Order”	means any Law or judgment, order, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree, including any binding decree of any arbitrator;

“Patents”

means all patents, patent applications, patent disclosures and inventions, including any reissues, reexaminations, replacements, continuations, continuations-in-part, divisionals, adjustments or extensions thereof or any other periods of exclusivity that extend the patent term (statutory or otherwise), including pediatric exclusivities and supplementary protection certificates, in any jurisdiction in the world;

“Parties”	means Forward and Aditech, collectively;

“Party”	means each of Forward and Aditech;

“Person”	means any individual, partnership, association, corporation, limited liability company, trust, governmental authority or other legal person or legal entity; and

“US Relevant Patent”	shall have the meaning set out in Clause 2.3.

1.3                                     Interpretation

1.3.1                           Unless the context otherwise requires, references to the singular number shall include references to the plural number and vice versa.  References to Clauses are to Clauses, including sub-Clauses, of this Addendum.

1.3.2                           In this Addendum Clause headings are for ease of reference only and shall not affect in any way the meaning or interpretation of this Addendum.

2.                                          BACKGROUND

2.1                                     Forward is involved in various Patent-related disputes with the Biogen Parties and/or their Affiliates both in Europe and in the United States concerning, among other things, the European opposition proceeding currently pending against Forward’s European Patent No. 2 801 355 (the “European Opposition”) and  U.S. Patent and Trademark Office Interference No.106,023, or if such  judgment is appealed, the judgment of the U.S. Court of Appeals for the Federal Circuit on such appeal (“Final U.S. Interference Ruling”).

2.2                                     Forward and the Additional Parties are contemplating entering into the License Agreement with the Biogen Parties, which entitles Forward to receive certain payments from the Biogen Parties, as detailed in Clauses 2.3 and 2.4, as consideration for Forward and the Additional Parties granting the Biogen Parties and their Affiliates a license to certain of their Intellectual Property, including but not limited to the Patent Rights.

2.3                                     The consideration to be received by Forward under the License Agreement is likely to consist of (i) a lump sum payment payable by the Biogen Parties to Forward regardless of the outcome of the Final U.S. Interference Ruling and the EU Opposition, so long as certain conditions are met, (ii) a royalty payment on certain products if the Final U.S. Interference Ruling results in Forward obtaining at least one issued U.S. Patent with at least one extant claim covering treatment of a human for multiple sclerosis by orally administering dimethyl fumarate, wherein the therapeutically effective amount of dimethyl fumarate is 480 mg per day (a “US Relevant Patent”), and (iii) a royalty payment on certain products if the final resolution of the European Opposition results in Forward obtaining at least one issued Patent with at least one extant claim covering treatment of a human for multiple sclerosis by orally administering dimethyl fumarate, wherein the therapeutically effective amount of dimethyl fumarate is 480 mg per day (a “EU Relevant Patent”).

2.4                                    Under the License Agreement, subject to certain conditions, Forward and the Additional Parties will grant the Biogen Parties a co-exclusive license to the Patent Rights, the Fumaric Acid Products and/or the Fumaric Acid Processes in the United States.  Forward may also, subject to certain conditions, including any necessary antitrust clearance, grant an exclusive license to the Patent Rights to the Biogen Parties, and if Forward does not obtain a US Relevant Patent, Forward and the Additional Parties may at the Biogen Parties’ option transfer ownership of the Fumaric Acid Products and/or the Fumaric Acid Processes to the Biogen Parties. The size of the royalty payment referred to in Clause 2.3(ii) if Forward obtains a US Relevant Patent will depend on whether the license granted under the License Agreement is exclusive or co-exclusive in the United States.  The royalties payable for a co-exclusive license are lower than the royalties payable for an exclusive license.  Under the License Agreement, subject to certain conditions, Forward and the Additional Parties will grant an exclusive license to the Patent Rights outside the United States.  No royalties are payable under this exclusive license if Forward does not obtain an EU Relevant Patent from the EU Opposition.  The royalty payments referred to Clause 2.3 may be suspended or terminated in the event of the entry into the market of a generic product that is therapeutically equivalent to and substitutable for certain products sold by or on behalf of either of the Biogen Parties.

2.5                                    The purpose of this Addendum is (i) for the Parties to clarify, as set out in Clause 5, certain ambiguities with respect to the construction of the Patent Transfer Agreement in case Forward, the Additional Parties and the Biogen Parties enter into the License Agreement, and (ii) for Aditech to waive, as set out in Clause 6, certain rights under the Patent Transfer Agreement.

3.                                           EFFECTIVENESS OF THIS ADDENDUM

3.1                                    The Parties hereby acknowledge and agree that this Addendum shall be effective as of January 17, 2017 (the “Addendum Effective Date”).

4.                                            REPRESENTATIONS AND WARRANTIES

4.1                                    By signing this Addendum, each Party represents and warrants to the other Party as follows:

4.1.1                          Organization.  Such Party is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to execute, deliver and perform its obligations under this Addendum.

4.2                                    Authority.  This Addendum has been duly authorized, executed and delivered by such Party and constitutes a legal, valid, binding and enforceable agreement of such Party enforceable in accordance with its terms, except to the extent that enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting enforcement of creditors’ rights or by general equitable principles.

4.3                                    Noncontravention.  The execution, delivery and performance by such Party of this Addendum will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any Contract to which such Party or any of its Affiliates is a party or by which such Party or any of its Affiliates is bound or to which any of the property or assets of such Party or any of its Affiliates is subject, (ii) violate any provision of the organizational documents of such Party or any of its Affiliates or (iii) violate any Law or Order applicable to such Party or any of its Affiliates or their respective properties, except, in the case of sub-Clauses (i) and (iii), as would not reasonably be expected to impair in any material respect the ability of such Party to perform its obligations under this Addendum; and no filing with or Consent, registration or qualification of or with any Governmental Entity, is required for the execution, delivery and performance by such Party of its obligations under this Addendum, except for where the failure to obtain or make any such filing, Consent, approval, authorization, Order, registration or qualification would not reasonably be expected to impair in any material respect the ability of such Party to perform its obligations under this Addendum.

5.                                            CLARIFICATION OF THE CONSTRUCTION OF CERTAIN CLAUSES UNDER THE PATENT TRANSFER AGREEMENT

5.1                                    The Parties hereby agree to the clarifications set out in this Clause 5 relating to the construction of the Patent Transfer Agreement in relation to the License

Agreement.

5.2                                     Notwithstanding any other possible construction of the Patent Transfer Agreement, the Parties hereby acknowledge and agree that any proceeds to be received by Forward from the Biogen Parties under the License Agreement shall only result in consideration being payable by Forward to Aditech under the Patent Transfer Agreement, as amended hereby, in accordance with paragraphs (a)-(d) below:

a)          Aditech shall be entitled to receive from Forward, and Forward shall pay to Aditech, promptly following its receipt thereof, a cash payment equal to 2% of any “lump sum” or “base consideration” consideration received by Forward from the Biogen Parties under the License Agreement, (prior to taking into account taxes, duties and VAT, if any) excluding, for the avoidance of doubt, any consideration referred to in paragraphs (b) and (c) of this Clause 5.2.  By way of example, if Forward receives $1.25 billion under the License Agreement as an upfront fee, Forward shall pay $25 million to Aditech.

b)          In the event that Forward and the Additional Parties grant the Biogen Parties and their Affiliates an exclusive license to the Patent Rights (on a country-by-country basis) and Forward is entitled to receive royalty payments with respect to such Patent Rights in a country, Aditech shall be entitled to receive from Forward, and Forward shall pay to Aditech, promptly following its receipt thereof, a cash payment equal to 2% of the Net Sales with respect to which Forward’s royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by the Biogen Parties to Forward under the License Agreement (prior to taking into account taxes, duties and VAT, if any).  Under no circumstances shall Forward be required to pay to Aditech an amount pursuant to this Clause 5.2(b) in excess of the royalty payment it receives from the Biogen Parties.  By way of example, if the Biogen Parties pay Forward a royalty of 10% of the Biogen Parties’ Net Sales, then Forward shall pay to Aditech 20% of the amount received by Forward.

c)           In the event that Forward and the Additional Parties grant (i) the Biogen Parties and their Affiliates only a co-exclusive license to the Patent Rights in the United States and Forward is entitled to receive royalty payments with respect to such Patent Rights, and/or (ii) any other third party co-exclusive rights under the Patent Rights in the United States, Aditech shall be entitled to receive from Forward, and Forward shall pay to Aditech, promptly following its receipt thereof, a cash payment equal to 20% of (a) any royalty payment received by Forward from the Biogen Parties or (b) 20% of any royalty payment or any “lump sum” replacing a royalty payment, received by Forward from such other third party (prior to taking into account taxes, duties and VAT, if any).

d)         The Parties acknowledge and agree that any and all rights, title and interest in, to and under the Aditech Patent Rights have been lawfully, validly, and irrevocably transferred and assigned to Forward in accordance with Clause 2 of the Patent Transfer Agreement.  If at any time from and after the date of this Addendum, any aspect of the immediately preceding sentence is not, for any reason, true and correct in all respects, Aditech agrees that it shall execute and deliver or procure the execution and delivery of any such instruments of transfer, conveyance, assignment and assumption, and take such other action as may be deemed necessary or desirable by Forward or the Biogen Parties, to confirm and assure that all rights, title and interest in, to and under the Aditech Patent Rights are lawfully, validly, and irrevocably transferred and assigned to Forward.

e)          For the avoidance of doubt, if Forward’s rights, including payment rights, with Aditech’s acceptance, are transferred to any other entity than Forward, including by means of merger, de-merger or similar, this Clause 5.2 shall be interpreted to include any payments made by the Biogen Parties to any such other entity. Hence, any such transfer shall in no event adversely affect Aditech’s rights pursuant to this Addendum and the Patent Transfer Agreement. Aditech irrevocably accepts and pre-approves the transfer of Forward’s rights, including payment rights, to a wholly-owned subsidiary of Forward as contemplated by Appendix D to the License Agreement.

5.3                                    Aside from the consideration payable by Forward stipulated in Clause 5.2, the Parties acknowledge and agree that Aditech shall not be entitled to receive any other consideration, royalty, proceeds or other form of payment or compensation from the Biogen Parties or Forward or any of their respective Affiliates under the Patent Transfer Agreement, as amended hereby, as a result of or in connection with (i) the License Agreement, and any licenses to be granted under the License Agreement and (ii) any rights to be granted to a third party (i.e., a permitted assignment of Forward’s co-exclusive rights).

5.4                                    For the avoidance of doubt, each Party shall be responsible for and incur the full cost of paying any taxes, duties, VAT etc., which such Party itself may be subject to (including any withholding tax required to be deducted and withheld on a payment made to the other Party to such Party).

6.                                           WAIVER OF RIGHTS UNDER PATENT TRANSFER AGREEMENT

6.1                                    Aditech hereby unconditionally and irrevocably waives all of its rights under the following Clauses of the Patent Transfer Agreement: 3; 4; 7 (with respect to any assignee or licensee of Forward); 8.1; 11.1; 11.3; 12.1; 12.3; 18.1; 18.2; and 18.7 (with respect to Clauses 7 and 12.3).

6.2                                    For the avoidance of doubt, the Parties acknowledge and agree that the provisions of the Patent Transfer Agreement that are not amended, waived, terminated or clarified by this Addendum shall continue to be in full force and effect.

6.3                                    For the avoidance of doubt, Aditech acknowledges and agrees that, from and after the date of this Addendum, it and its Affiliates shall have no rights in, to or under any of the Intellectual Property owned or controlled by Forward or any of its controlled Affiliates (including any Intellectual Property previously assigned by Aditech to Forward and any Intellectual Property under which Forward or any of its controlled Affiliates has the right to grant a license), worldwide, other than the right to the payments set forth in Clauses 5.2(a)-(c).

6.4                                    The Parties unconditionally and irrevocably waive any breaches or other claims arising out of or under the Patent Transfer Agreement prior to the date of this Addendum.

7.                                           TERM AND TERMINATION

7.1                                    Notwithstanding anything in the Patent Transfer Agreement to the contrary, the Parties hereby acknowledge and agree that the Patent Transfer Agreement and this Addendum shall remain in full force and effect indefinitely.  The Parties further acknowledge and agree that no Party shall have the right to terminate or rescind, and shall not attempt to terminate or rescind, the Patent Transfer Agreement or this Addendum.

8.                                           CHANGES TO THE LICENSE AGREEMENT

Forward hereby agrees that it shall not  amend the License Agreement if such amendment would have an adverse effect on Aditech’s rights under the Patent Transfer Agreement, as amended hereby, without Aditech’s prior written consent.

9.                                           OTHER PROVISIONS REMAIN EFFECTIVE

Subject to the terms and conditions of this Addendum, the Patent Transfer Agreement shall remain in full force and effect and from and after the Addendum Effective Date, the Patent Transfer Agreement and this Addendum shall be read and construed as one document.

10.                                    CONFIDENTIALITY

Clause 9 of the Patent Transfer Agreement shall apply mutatis mutandis to this Addendum and the Parties agree that the existence and contents of this Addendum and any information relating thereto and to the settlement negotiations with the Biogen Parties and their Affiliates shall be deemed Confidential Information for purposes of the Amended Patent Transfer Agreement.

Notwithstanding Clause 9 of the Patent Transfer Agreement, the Parties agree that each Party shall be entitled to disclose the existence and contents of the Patent Transfer Agreement and this Addendum (i) as required by any applicable law or regulation, (ii) in connection with the extraordinary general meeting of Forward to be held in accordance with the License Agreement, including, for the avoidance of doubt, in connection with convening such general meeting, and (iii) as part of the negotiations of the License Agreement, under the Confidential Disclosure Agreement executed on October 14, 2016 between Biogen Inc. and Forward.

11.                                    LAW AND VENUE

Clause 19 of the Patent Transfer Agreement shall apply mutatis mutandis to any dispute arising under this Addendum between the Parties or between any Party and any of the Biogen Parties.

12.                                    COUNTERPARTS

This Addendum may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.  Delivery of an executed counterpart of a signature page of this Addendum by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Addendum.

13.                                    OTHER ACKNOWLEDGEMENTS

13.1                             Third Party Beneficiaries

The Parties hereby acknowledge and agree that the Biogen Parties and each of their respective Affiliates, successors and assigns shall be an express third party beneficiary of this Addendum and shall have the right to directly enforce the terms and provisions of this Addendum.  No Party may amend, agree to amend or waive any of its rights under this Addendum without the prior written consent of the Biogen Parties.

13.2                             No Rights Under License Agreement

Aditech acknowledges and agrees that it does not and shall not have any rights in, to, under or with respect to the License Agreement, and that this Addendum does not grant it any such rights.

[Signatures to follow on the next page]

FOR FORWARD PHARMA A/S	FOR ADITECH PHARMA AG

Signature	Signature
Name: Florian Schönharting	Name: Michael Forer
Position: Chairman of Board of Directors	Position: Director

Signature
Name: Grant Lawrence
Position: Member of Board of Directors

Signature
Name: Karen Smith
Position: Member of Board of Directors

Signature
Name: Jan van de Winkel
Position: Member of Board of Directors

[Signature Page to Addendum to Patent Transfer Agreement]